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                                                                      EXHIBIT 99


ITEM 3. LEGAL PROCEEDINGS.

EAST LINE CIVIL LITIGATION AND FERC PROCEEDING

In August 1992, two East Line refiners, Navajo Refining Company ("Navajo") and El Paso Refinery, L.P. ("El Paso"), filed separate, though similar, civil lawsuits (the "East Line Civil Litigation") against the Partnership arising from the Partnership's alleged failure to provide additional pipeline capacity to Phoenix and Tucson, Arizona from El Paso, Texas. The Navajo action also sought an injunction to prohibit the Partnership from reversing the direction of flow (from westbound to eastbound) of its six-inch diameter pipeline between Phoenix and Tucson. In addition, El Paso filed a protest/complaint with the FERC in September 1992 seeking to block the reversal of the six-inch pipeline and challenging the Partnership's proration policy as well as the Partnership's existing East Line rates (the "FERC Proceeding").


EAST LINE CIVIL LITIGATION

The civil actions brought by Navajo and El Paso (El Paso Refining, Inc., and El Paso Refinery, L.P. v. Santa Fe Pacific Pipelines, Inc. and Santa Fe Pacific Pipeline Partners, L.P., No. 92-9144, County Court No. 5, El Paso County, filed August 1992) were filed in New Mexico and Texas, respectively, seeking actual, punitive and consequential damages arising from the Partnership's alleged failure to provide additional pipeline capacity to Phoenix and Tucson from El Paso. Generally, the lawsuits allege that the refiners proceeded with significant refinery expansions under the belief that the Partnership would provide additional pipeline capacity to transport their product into Arizona, and that they were damaged by their inability to ship additional volumes into that highly competitive market. This belief of Navajo and El Paso was purportedly based on alleged oral representations made by General Partner personnel and from language contained in a January 1989 settlement agreement with Navajo, relating to a 1985 FERC rate case.

On July 28, 1993, the Partnership reached a settlement with Navajo whereby Navajo agreed to dismiss its pending civil litigation in New Mexico and to withdraw any challenge to the direction of flow of the six-inch pipeline, including any such challenge in the FERC proceeding. The Partnership agreed to make certain cash payments to Navajo over three years and to undertake and complete an additional pipeline capacity expansion between El Paso and Phoenix if certain events related to volume levels and proration of pipeline capacity should occur within five years of the date of the agreement.

El Paso's August 1992 civil action, as amended, claims unspecified actual damages, which appear to include the $190 million cost of its refinery expansion, plus punitive and consequential damages. In addition, on October 4, 1995, El Paso's general partner, El Paso Refining, Inc. ("EPRI"), filed a Second Amended Petition seeking unspecified damages arising from alleged unfulfilled representations of Partnership management with respect to future East Line capacity, alleging that such representations had been relied upon in negotiating the terms by which EPRI exchanged its refinery assets for ownership interests in El Paso in 1989.

In October 1992, El Paso filed a petition for reorganization under Chapter 11 of the federal bankruptcy laws and halted refinery operations. In November 1993, the El Paso bankruptcy was converted from a Chapter 11 to a Chapter 7 proceeding. During 1994, the bankruptcy trustee for El Paso retained legal counsel for purposes of pursuing this litigation. Initial rounds of written



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discovery and witness depositions were conducted by both parties in late-1994 and in 1995, and discovery will continue in 1996.

To date, there have been no hearings before the court and there is no pre-trial schedule. Management anticipates that this matter will not come to trial prior to mid-1997. The Partnership believes that the allegations of El Paso and EPRI are without merit and intends to vigorously defend itself in this action.


FERC PROCEEDING

At various points following El Paso's September 1992 filing, other customers of the Partnership, including Chevron U.S.A. Products Company ("Chevron"), Navajo, ARCO Products Company ("ARCO"), Texaco Refining and Marketing Inc. ("Texaco"), Refinery Holding Company, L.P. (a partnership formed by El Paso's long-term secured creditors that purchased El Paso's refinery in May 1993), Mobil Oil Corporation and Tosco Corporation, have filed separate complaints challenging, and/or motions to intervene in proceedings initiated by others challenging, the Partnership's rates on its East and West Lines and, in certain cases, also claiming that a gathering enhancement charge at the Partnership's Watson, California pump station is in violation of the Interstate Commerce Act. In subsequent procedural rulings, the FERC has consolidated these challenges and ruled that they must proceed as a complaint proceeding, with the burden of proof being placed on the complaining parties, who must show that the Partnership's rates and practices at issue violate the requirements of the Interstate Commerce Act.

In December 1995, Texaco filed a new complaint concerning charges associated with the use of the Partnership's Watson, California gathering enhancement facilities and of certain lines upstream of its Watson station origin point, and ARCO filed a similar complaint on January 16, 1996. Texaco and ARCO have asked that these complaints not be consolidated with the other proceedings described above. The Partnership has denied the allegations in these complaints.

In June 1994, the complainants filed their cases-in-chief with the FERC, seeking reparations for shipments between 1990 and 1993 aggregating in the range of $15 million to $20 million, as well as tariff rate reductions of between 40% and 50% for future shipments. In August 1994, the FERC Staff submitted its case-in-chief in the FERC proceeding, employing rate-making methodologies similar in several respects to those presented by the complainants. In subsequent filings, the complainants revised their requested relief to seek reparations for shipments between 1990 and 1994 aggregating approximately $35 million, as well as rate reductions of between 30% and 40% for shipments in 1995 and thereafter.

Both the FERC Staff and several of the complainants argued, among other things, against the Partnership's entitlement to an income tax allowance in its cost of service. They also utilized the Partnership's capital structure at the time of its formation in December 1988, or a hypothetical capital structure, for the purpose of establishing the Partnership's 1985 starting rate base under FERC Opinion 154-B. In addition, the FERC Staff and the complainants would generally exclude most or all of the Partnership's civil and regulatory litigation expense from its cost of service calculations. Each of these positions is adverse to the Partnership's position regarding its existing rate structure.



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On June 15, 1995, the FERC issued a decision in an unrelated rate proceeding involving Lakehead Pipe Line Company, Limited Partnership ("Lakehead"), ruling that Lakehead, which is also a publicly traded partnership engaged in oil pipeline transportation, may not include an income tax allowance in its cost of service with respect to partnership income that is attributable to limited partnership interests held by individuals. In July 1995, Lakehead requested rehearing of the decision by the FERC, and that request is currently pending. Should this ruling be upheld and applied in the Partnership's rate proceeding, the Partnership believes it would currently allow the Partnership to include a substantial portion of the Partnership's income tax allowance in its cost of service, rather than the full entitlement that was reflected in the Partnership's case-in-chief and subsequent testimony in its FERC proceeding. Management intends to vigorously defend its entitlement to a full income tax allowance in its cost of service.

Successive rounds of testimony have been filed by the respective parties, including the Partnership, regarding the above summarized issues and other matters relevant to the appropriateness of the Partnership's tariffs and rates. Among other things, certain of the parties submitted revised cases based on the Partnership's 1994 costs and revenues. The Partnership's surrebuttal presentation responded to those cases, defending the Partnership's current rates based on 1994 data, with certain normalizing adjustments including a significant adjustment to reflect an extensive pipe reconditioning program that was begun in 1994. The present procedural schedule calls for hearings before the FERC Administrative Law Judge to commence in April 1996, with an initial decision not expected before late 1996 or early 1997.

The Energy Policy Act of 1992 ("EPACT") established as "just and reasonable" existing oil pipeline rates that were in effect without challenge for 365 days prior to the bill's enactment in October 1992, with an exception being allowed for parties, such as Navajo, that were prohibited from filing challenges during that period due to the terms of settlement agreements. In October 1993, with respect to Chevron's complaint, the FERC ruled that the Partnership's West Line rates are deemed "just and reasonable" under EPACT (i.e., are "grandfathered") and may only be challenged upon a showing of a substantial change in the economic circumstances which were a basis for the rate ("changed circumstances"). In December 1994, ARCO, Texaco and Chevron filed testimony in which they sought to demonstrate the required "changed circumstances" in order to challenge the Partnership's West Line rates, citing such factors as increased West Line volumes. On April 20, 1995, the United States Court of Appeals for the District of Columbia Circuit dismissed petitions for review of the FERC's grandfathering rulings that had been filed by ARCO and Texaco, on the ground that those rulings are not yet final orders and, therefore, are not yet subject to judicial review.

The Partnership believes that its rates and practices are lawful under FERC precedent and will continue its vigorous defense of that position. However, because of the complexity of the issues involved and the nature of FERC rate-making methodology, which is subject to interpretation and leaves certain issues for determination on a case-by-case basis, it is possible that the rates at issue in the FERC proceeding will not ultimately be upheld. If the FERC were to reach adverse decisions on the issues in the proceeding which result in significant reparations being paid and a significant reduction in the Partnership's current tariffs, such adverse outcome could have a material adverse effect on the Partnership's results of operations, financial condition and ability to maintain its quarterly cash distribution at the current level.